SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.

DIRECT DIAL 202-371-7180 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	WASHINGTON, D.C. 20005-2111 TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WILMINGTON ABU DHABI BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SINGAPORE TOKYO TORONTO

May 6, 2025

VIA EDGAR

Ms. Michelle Miller

Mr. Mark Brunhofer

Ms. Irene Paik

Mr. David Lin

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Antalpha Platform Holding Company

Amendment No. 1 to Registration Statement on Form F-1

Filed April 29, 2025

File No. 333-286629

Dear Ms. Miller, Mr. Brunhofer, Ms. Paik and Mr. Lin:

On behalf of our client, Antalpha Platform Holding Company, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 5, 2025 (the “Comment Letter”) on the Company’s registration statement on Form F-1 filed on April 29, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the company is filing amendment no. 2 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) containing a preliminary prospectus with an estimated price range and certain exhibits via EDGAR with Commission.

U.S. Securities and Exchange Commission

May 6, 2025

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering following the filing of the Revised Registration Statement on the date hereof. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about May 8, 2025. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1

General

1.

We note your added disclosure on the cover page and on pages 71-72 that Tether has indicated an interest in purchasing an aggregate of up to US$25.0 million of the shares in this offering and that if Tether purchases all of the shares for which it has expressed an interest, such purchases would reduce the available public float for your shares. We also note your disclosures (i) at pages 34 and 135 that you may face indirect competition from Tether, as a stablecoin issuer, and (ii) at page 58 that your loans are typically settled in USDT (issued by Tether) and you are subject to risks related to stablecoins. Please tell us how you considered disclosing any material risks attendant to Tether’s potential voting power over your ordinary shares, including any ability to influence the vote on corporate matters, and revise your disclosure as appropriate, or advise otherwise.

In response to the Staff’s comment, the Company respectfully submits that it believes that adding Tether as a key strategic shareholder significantly enhances the value of the Company, given the prospect of future strategic cooperation that can enhance the future growth of the Company’s business. Nevertheless, in light of the Staff’s comment, the Company has revised page 71 of the Revised Registration Statement to disclose the material risks attendant to Tether’s potential voting power over the Company’s ordinary shares, including any ability to influence the vote on corporate matters.

*   *   *

U.S. Securities and Exchange Commission

May 6, 2025

If you have any questions regarding the Revised Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at (202) 371-7180 or via e-mail at brian.breheny@skadden.com.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Mr. Moore Xin Jin, Director and Chief Executive Officer, Antalpha Platform Holding Company

Mr. Paul Guanning Liang, Chief Financial Officer, Antalpha Platform Holding Company

Mr. Ryan J. Dzierniejko, Esq., Partner, Skadden, Arps, Slate Meagher & Flom LLP

Mr. David Lopez, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Mr. Adam Fleisher, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP